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JONATHAN GAINES

jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

June 14, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ray Be and Anthony Burak

Re:	CION Investment Corporation
Registration Statement on Form N-2
File Number: 333-278658

Ladies and Gentlemen:

CION Investment Corporation, a Maryland corporation (the “Company”), has today filed with the U.S. Securities and Exchange Commission (the “Commission”) pre-effective amendment no. 1 (“Amendment No. 1”) to its registration statement on Form N-2 (File No. 333-278658) (the “Registration Statement” and the prospectus contained therein, the “Prospectus”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission on May 15, 2024 telephone conversations between Ray Be of the Staff and Jonathan H. Gaines and Thomas J. Cheeseman of Dechert LLP, outside counsel to the Company, relating to the Registration Statement.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide under separate cover courtesy copies of Amendment No. 1, as filed and marked to show changes from the initial filing of the Registration Statement, which includes the necessary conforming changes in response to the Staff’s comments.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Legal Comments—Registration Statement

1.	In the amendment to the Registration Statement, please provide a clean version of the Third Articles of Amendment and Restatement. The current hyperlink leads to a redline version against the Second Articles of Amendment and Restatement.

Response: The Company acknowledges the Staff’s comment and has included a clean version of the Third Articles of Amendment and Restatement as an exhibit to Amendment No. 1.

Accounting Comments—Registration Statement

General Comment

2.

Pursuant to Instruction 10 of Item 24 of Form N-2, which incorporates instructions 4.b and 4.h, if a company has filed its registration pursuant to General Instruction A.2 of Form N-2, its Annual Report on Form 10-K must include (1) a Senior Securities table including the information required by Item 4.3 of Form N-2, (2) a Fee and Expense Table, including the information required by Item 3.1 of Form N-2, (3) the Share Price Data including the information required by Item 8.5 of Form N-2, (4) disclosure regarding unresolved comments and (5) financial highlights required by Item 4.1 of Form N-2 for the five most recent fiscal years, with at least the most recent year audited. Please confirm you will include this information in future Form 10-Ks.

Response: The Company acknowledges the Staff’s comment and hereby undertakes to include all required information in all Annual Reports on Form 10-K going forward.

3.	Pursuant to Instruction 3 of Item 4 of Form N-2, the Financial Highlight and Ratios/Supplemental Data must be provided for the previous ten fiscal years, not the previous five fiscal years, as required under Form 10-K. Going forward, please either include all ten years in the Form 10-K, or, alternatively, the Form N-2 can cross reference previous Form 10-Ks to satisfy the information requirements.

Response: The Company acknowledges the Staff’s comment and has revised this section to cross reference previous Form 10-Ks to satisfy the information requirements.

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If you have any questions, please feel free to contact the undersigned by telephone at 212.641.5600 (or by email at jonathan.gaines@dechert.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Jonathan H. Gaines

Jonathan H. Gaines

cc:	Eric A. Pinero, CION Investment Corporation
Mark Gatto, CION Investment Corporation
Michael A. Reisner, CION Investment Corporation
Keith Franz, CION Investment Corporation
Thomas J. Cheeseman, Dechert LLP

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